Exhibit 99.1

Draganfly Joins Lufthansa Industry

Solutions at Seatrade Cruise Global 2022

Los Angeles, CA. April 21, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will join Lufthansa Industry Solutions at booth #3800 at Seatrade Cruise Global 2022. The conference is taking place from April 25-28, 2022 at the Miami Beach Convention Center in Miami Beach, Florida.

Seatrade Cruise Global brings together visionaries, experts, and cruise industry professionals from more than 100 countries. Hundreds of exhibitors will share the very latest in cruise technology, design, and services.

Draganfly will showcase how its AI Vital Intelligence platform can be used to add another layer of health security for crew members and passengers, terminal buildings, shore excursions as well as deck cleaning protocols. During the event, Paul Mullen, Vice President of Vital Intelligence, will conduct presentations highlighting the Company’s technology and current partnerships.

With voluntary consent, the Company’s Smart Vital system can screen temperature, blood pressure, heart rate, respiratory rate, and oxygen saturation (SpO2) in seconds. The system enhances privacy and always registers anonymous data of the individual being screened.

Draganfly will also highlight how its drone spray services can be used to assist cruise lines with their health mitigation protocols during embarkation, disembarkation, and throughout high-traffic areas on vessels.

According to the 2022 State of the Cruise Industry Outlook report from Cruise Lines International Association (“CLIA”), health and safety protocols are helping the industry resume trips around the world. Nearly 100% of CLIA’s oceangoing member lines are projected to be back in service by August 2022.

“We are thrilled to be joining Lufthansa Industry Solutions at Seatrade Cruise Global this year,” said Cameron Chell, CEO of Draganfly. “As more cruise lines prepare to resume operations, Draganfly’s AI Vital Intelligence platform and drone spray services can provide another layer of permanent health security. The health insights provided by our Smart Vital system have been a game-changer for a number of established brands including Alabama State University, the Drone Racing League, and the Barrett-Jackson Auction Company.”

“Seatrade Cruise Global allows us to showcase high-quality solutions that are capable of advancing the growth, profitability and customer service of our clients,” said Klaus Vollmer, Vice President of Americas at Lufthansa Industry Solutions. “This year, we will be sharing a variety of innovations related to AI, data analytics, IoT as well as augmented reality. We invite everyone to come by booth #3800 to check out our solutions and those of our booth partners including Draganfly.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Lufthansa Industry Solutions

Lufthansa Industry Solutions is a service provider for IT consulting and system integration. This Lufthansa subsidiary helps its clients with the digital transformation of their companies. Its customer base includes companies both within and outside the Lufthansa Group, as well as more than 300 companies in various lines of business. The company is based in Norderstedt and employs more than 2,100 members of staff at several branch offices in Germany, Albania, Switzerland, and the USA.

For more information, visit www.lufthansa-industry-solutions.com/de-en/.

Media Contact

Ute Miszewski

Phone: +49 40 5070 65715

Email: ute.miszewski@lhind.dlh.de

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s attendance at Seatrade Cruise Global 2022. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.